UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Incorporation by Reference

This report on Form 6-K is filed for purposes of being incorporated by reference in the Registration Statement on Form S-8 (No. 333-160246) of CSR plc filed on June 26, 2009, the Registration Statement on Form S-8 (No. 333-162255) of CSR plc filed on October 1, 2009, the Registration Statement on Form S-8 (No. 333- 176706 ) of CSR plc filed on September 7, 2011 and in subsequently filed Registration Statements on Form S-8 that purport to incorporate by reference Form 6-Ks filed prior to the filing of the Registrant’s next annual report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: October 28, 2011	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

London, 26 October 2011

CSR PLC UNAUDITED RESULTS FOR THE THIRD QUARTER

ENDED 30 SEPTEMBER 2011

Strong momentum on innovation-led platform strategy.

CSR plc (“CSR” and “the Company”) today reports third quarter results for the 13 weeks to 30 September 2011:

•	Third quarter financial performance:

•	Revenues of $243.3m including one month of contribution from Zoran. On a standalone basis, CSR revenue was $209.2m (Q3 2010: $222.1m) in line with management guidance,

•	Zoran third quarter revenue of $95.6m meeting CSR expectations,

•	Underlying gross margin of 49.2% in line with guidance, with IFRS gross margin of 42.8%,

•	Underlying operating profit of $24.3m (Q3 2010: $35.3m), with IFRS operating loss of $7.7m (Q3 2010: operating profit $29.2m),

•	Underlying EPS of $0.13 (Q3 2010: $0.19), with IFRS EPS of $0.03 (Q3 2010: $0.15),

•	Cash, cash equivalents, treasury deposits and investments position of $289.6m at 30 September 2011.

•	Continued technical innovation:

•	Core technology largely ported to 40nm node,

•	Multiple tape-outs of 40nm platforms and in October taped-out a version of the 40nm CSR9800 Wi-Fi/Bluetooth chip for internal validation,

•	World’s first demonstration of Wi-Fi technology based on 802.11ai standard.

•	Platform development:

•	Launched CSR8670 next-generation audio platform, extending CSR’s technology leadership position in the wireless Bluetooth audio stereo market,

•	Launched COACH 14, CSR’s first platform for interchangeable lens camera market.

•	Series of design wins for current platform portfolio:

•	Tier One gaming controller design win utilising CSR’s connectivity platform solution – CSR now supplies to both leading console providers which utilise Bluetooth technology,

•	Smartphone design wins for SiRFstarIV location product with Huawei and ZTE,

•	Ten customers in design-in phase for new-generation 40nm automotive infotainment and location platform.

•	Zoran integration:

•	On track to deliver run-rate of $70m annualised savings by end of first quarter 2012, in addition to $30m cost reduction underway by Zoran, which is expected to be achieved by year end.

Joep van Beurden, Chief Executive Officer, said: “We have delivered revenues in line with management guidance and made good progress on our strategic drive towards higher-margin platforms, with significant design wins in all our three business areas.

“Technical innovation is vital to CSR maintaining leadership positions in its chosen markets and we have ported most of our core technology to the 40nm node. We taped-out several platforms at 40nm during the quarter, including in October the tape-out for internal validation of a version of our CSR9800 Wi-Fi/Bluetooth chip. We also have launched our next-generation audio platform and conducted the world’s first demonstration of the 802.11ai Wi-Fi standard.

“We are delighted to have completed the Zoran transaction in August and are on track to achieve our announced merger integration synergies, in addition to Zoran’s planned cost reductions. We have also already seen the first commercial benefits of this transaction with a number of cross-selling design wins in the camera market, where we have combined our location platform with the COACH (camera on a chip) platform at a major OEM. We expect cross-selling opportunities to increase over the coming quarters, as we further integrate and combine our technologies.”

OUTLOOK

As with other semiconductor industry companies, we are seeing cautious order patterns. We expect fourth quarter revenues to be in the range of $230m to $250m.

Third Quarter Financial Summary	IFRS				Underlying*
	Q3 2011		Q3 2010	Change	Q3 2011	Q3 2010	Change
Revenue	$243.3m		$222.1m	9.5%	$243.3m	$222.1m	9.5%
Gross margin	42.8%		47.4%	(4.6%)	49.2%	48.0%	1.2%
Operating (loss) profit	($7.7m	)	$29.2m	(126.4%)	$24.3m	$35.3m	(31.2%)
Diluted earnings per share	$0.03		$0.15	($0.12)	$0.13	$0.19	($0.06)
Net cash from operating activities	$3.3m		$46.3m	($43.0m )	$3.3m	$46.3m	($43.0m )

Please note that the consolidated Q3 2011 results include Zoran’s results from the date of acquisition, 31 August 2011.

*	Underlying results are based on International Financial Reporting Standards, adjusted for amortisation of intangibles, share option charges, acquisition fees, integration & restructuring costs, litigation and patent settlement costs, the unwinding of discount on litigation settlements and fair value adjustments to inventory. Please refer to the Supplementary Information for a reconciliation of IFRS to underlying measures on pages 20 and 21.

Notes to Financial Summary Tables

Non-GAAP Disclosure: Although International Financial Reporting Standards (“IFRS”) disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure. CSR believes that these underlying items (in particular, underlying gross profit, underlying gross margin, underlying cost of sales, underlying R&D expenditure, underlying SG&A expenditure, underlying operating profit, underlying operating margin, underlying finance (expense) income, underlying profit before tax, underlying tax, underlying profit for the period and underlying diluted earnings per share derived therefrom) provide additional information on underlying trends that is useful to investors. Management uses these underlying measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These underlying measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these measures in order to: (a) provide consistency with the way management views the business and discuss performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time; (e) improve transparency for investors; (f) assist investors in their assessment of the long-term value of CSR; and (g) assist investors in understanding management behaviour. The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies. Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures. A reconciliation of each underlying measure to the nearest IFRS measure is provided as part of the Supplementary Information, on pages 20 and 21.

CSR plc	FTI Consulting
Joep van Beurden, Chief Executive Officer	James Melville-Ross
Will Gardiner, Chief Financial Officer	Jon Snowball
Jeff Torrance, Investor Relations Director	Tel: +44 (0) 20 7831 3113
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

UK conference call and presentation	9.00 am BST, 26 October 2011
Location:	JP Morgan Cazenove, 20 Moorgate, London EC2R 6DA
Details of the live video webcast, audio call and replay:	Available on the CSR website - www.csr.com/Q3-2011
North American conference call	9.00 am EDT, 6:00 a.m. PDT, 26 October 2011 Details available on the CSR website - www.csr.com/Q3-2011

Strategy

We aim to develop enhanced and connected platforms in multiple end markets, including the areas of voice & music, auto, cameras, gaming, document imaging and DTV. We also develop a range of products for other markets including handsets and computer peripherals. By taking a disciplined approach to capital allocation, we invest in markets where we see the best prospects for profitable revenue growth.

We continue to execute well against our strategy. In the third quarter, our platform-related business comprised more than 51% of our reported revenues - up from 43% of reported revenues in the comparable quarter last year, resulting in increased underlying gross margins year-on-year, from 48.0% to 49.2%.

Our target operating model, post-Zoran and on an underlying basis, is for gross margins of between 48% and 52%, R&D costs of around 23% of revenues and SG&A costs of 10% of revenues, leading to operating margins of between 15% and 19%.

Continued Technical Innovation

We continue to develop and extend our portfolio of platforms, and have ported most of our technology to the 40nm node. We taped-out a number of platforms during the quarter and we will be releasing more details regarding our new 40nm auto infotainment platform and our new 40nm location product at our ‘Locations and Beyond’ summit which is being held in San Francisco on 1 November. We also taped-out in October a version of our 40nm CSR9800 Wi-Fi/Bluetooth product for internal validation.

We continue to innovate on the headset platform with our CSR8600 product, which has enabled the world’s first Bluetooth 4.0 stereo headset.

We have ramped production of integrated non-volatile memory technology at 90nm, known as embedded flash technology, which removes the need for external memory chips. This allows for a smaller form-factor and a reduced memory access time, enabling a more responsive end-customer experience.

Additionally, we ramped production of our integrated touch sensor technology within our voice & music platform. By integrating these technologies, we have reduced the overall system cost and enabled smaller form-factors. We expect this innovation will lead to a range of new product segments to adopt touch interfaces.

During the third quarter, we conducted the first demonstration of technology based on the 802.11ai Wi-Fi standard in Japan. When finalised, the IEEE 802.11ai standard is expected to change the way mobile Wi-Fi is used. It is expected to reduce the time it takes to associate with a hotspot from tens of seconds to less than one second, while enhancing battery life due to lower energy consumption.

Platform and Product Development

We have continued to expand our portfolio of platforms and products across our three business areas in the third quarter.

In the Auto business area, our next-generation 40nm automotive infotainment and navigation platform now has ten customers in the design-in phase and we expect to ship the platform in the first half of 2012. We had two additional Wi-Fi design wins during the quarter, taking the total Wi-Fi designs for the division to 15. We expect to ship our autograde Wi-Fi and CSR8310 Bluetooth products to customers during the fourth quarter of 2011, and our SiRFstarIV autograde location product in the middle of 2012.

Revenue from our Home business grew quarter-on-quarter in our human interface devices (HID) applications. We also started shipping our Bluetooth connectivity platform to a major Tier One gaming controller manufacturer, resulting in us now supplying products to both the leading gaming companies whose controllers use Bluetooth technology. Bluetooth low energy (BTle) brings new use cases to the HID market and our CSR1000 and CSR1001 products won a series of designs across a number of computer mice, keyboard and remote control vendors. We also saw an increasing number of design wins quarter-on-quarter for BTle in health and fitness applications, and we expect further growth in this area.

We see strong demand for stereo audio using Bluetooth, as reflected by the Bluetooth SIG stereo product qualifications running at more than double the rate of last year. CSR is a market leader in Bluetooth stereo audio and during the quarter a number of our customers launched products that use our solutions, including wireless speakers from Bose and Creative, and stereo headsets from Sony, Philips and Jabra.

In addition to our current product range, our CSR8600 next-generation audio platform is gaining customer traction, with a significant number of customer products using this platform expected to launch in the fourth quarter. We also saw a number of design wins in the third quarter for stereo headsets, active speakers and speaker docks for this product. In addition, our market-leading CSR aptX HD audio codec continues to see strong momentum and was chosen by Monster for its ‘Beats by Dr. Dre’ range of high-fidelity stereo wireless speaker and headphone products.

In our Mobile business area, the CSR8800 Bluetooth family of chips has secured a number of design wins in smartphones and feature phones. We saw growing revenues and increasing deployment of the SiRFstarIV location product in the Samsung Galaxy family of smartphones and tablets. It has also secured additional design wins with a number of smartphone vendors including Huawei and ZTE.

Our aptX audio technology has been adopted by Nokia, Motorola and Samsung for use in a number of smartphone and tablet designs, including the Samsung Galaxy Tablet 7.0 and the new Motorola RAZR smartphone. We continue to have positive engagements in our discussions with baseband and application processor providers on our platform partnership strategy.

In addition, our COACH platform for digital still cameras has been adopted by a number of ODMs for new products aimed at the end-of-year holiday market. We have also launched our first platform, COACH 14, for the interchangeable lens market.

Zoran

With the completion of the Zoran merger on 31 August, Zoran contributed one month of revenues to CSR’s third quarter, as shown in the table on page 5.

As a result of the Zoran integration, CSR has reorganized its business into three business areas: Auto, Home and Mobile. The Auto business area is largely unchanged from CSR’s previous Auto & PND business unit and will now include a small element of broadband receiver revenue that is sold into the auto market. The Home business represents CSR’s previous Audio & Consumer business unit and now includes Zoran’s digital television, PC & Document Imaging, Set Top Box (STB) and DVD businesses. The Mobile business comprises CSR’s previous Handset business unit as well as both the CSR and Zoran camera businesses.

Operating Review

Revenue By Business	Q3 2011*	Q3 2010**	Change Q3 2010 to Q3 2011
Auto	$57.5m	$63.0m	(8.7%)
Home	$96.6m	$67.1m	44.0%
Mobile	$89.2m	$92.0m	(3.0%)
Total	$243.3m	$222.1m	9.5%

*	Q3 2011 results include one month of Zoran revenue.
**	Comparative results for Q3 2010 are for the legacy CSR business only but have been restated to align with the new business area structure adopted in Q3 2011. As a result $1.1m of revenue previously reported in Home is now reported in Mobile.

Auto

Q3 2011: 24% of revenues (Q3 2010: 28% of reported revenues)

Third quarter revenues in the Auto business area were $57.5m, (Q3 2010: $63.0m) which includes a $1.6m contribution from one month of Zoran. Excluding the Zoran revenue, this represented a decline of 11% from the comparable period last year, as growth in revenue from automotive manufacturers was offset by declining PND volumes. In the third quarter 2011, revenues from the automotive and PND business lines were $37.9m and $19.6m respectively, which represented 66% and 34% of the business area’s revenues, including the Zoran revenue contribution.

The automotive business line performed in line with expectations and saw continued design win momentum. Growth in revenue from automotive manufacturers in the third quarter represented an increase of 47% from the comparative period last year. This was offset by a decline in the PND market during the third quarter of 47% year-on-year, reflecting both a weakened economy and the accelerating shift away from PNDs towards in-dash navigation and location capabilities carried by smartphones. We expect to see these trends continue, resulting in further ongoing weakness in the PND market, whilst delivering growth in the automotive market.

Home

Q3 2011: 40% of revenues (Q3 2010: 30% of reported revenues)

Revenues in the Home business area were $96.6m (Q3 2010: $67.1m) including a contribution of $20.6m from one month of Zoran. Excluding the Zoran contribution, this represented an increase of 13% from a strong comparable period last year, with stereo audio products performing well both year-on-year and quarter-on-quarter.

Our digital television business performed well in the third quarter, as we started shipping to Sony which is supplying new TV models to the U.S. market. We will also be supplying to a Tier One company which is increasing volume production for the European market during the fourth quarter. In addition, we are supplying solutions to a new category of 3D gaming TVs for global markets, which are expected to be in retail stores in the first quarter of 2012.

We saw strong momentum in the document imaging area with increasing demand from Tier One manufacturers for our latest range of Quatro chips, which are aimed at the office printer market.

Mobile

Q3 2011: 36% of revenues (Q3 2010: 42% of reported revenues)

Revenues in the Mobile business area were $89.2m (Q3 2010: $92.0m), including a contribution of $11.9m from one month of Zoran. Excluding the Zoran contribution, this represented a decline of 16% from the comparable period last year.

During the third quarter, we saw strong revenues in DSCs compared with the previous quarter, due to a recovery in Japan and typical seasonality. We also had a number of design wins in Tier One DSC OEMs with products due for release in Spring 2012. We have cross-sold CSR location products into cameras with a major OEM, an early indication of the benefits from the Zoran transaction.

Dividend

In respect of the 52 week period ending 30 December 2011, the Company paid an interim dividend of $0.03 (£0.02) per ordinary share on 9 September 2011 to shareholders of record on 19 August 2011.

People

Total headcount (including Zoran) was 3,185 as at 30 September 2011 (Q2 2011: 1,625).

Litigation

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. We are regularly involved in pending and threatened litigation in the course of our business and industry, which litigation may be inherently uncertain. Also, in connection with the acquisition of Zoran, as further described, including risks, in CSR’s registration statement on Form F-4 as filed with the Securities and Exchange Commission, CSR was named in a number of purported class action lawsuits in the U.S., which are typical in a transaction of this nature, and CSR and Zoran are parties to a number of patent lawsuits typical of the industry which are ongoing.

With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe are in the overall interests of CSR and its shareholders.

An arbitration in Sweden commenced on 17 October with respect to proceedings filed in the fourth quarter of 2010 by the original sellers of NordNav Technologies AB of a potential claim in respect of a $17.5m earnout relating to that acquisition. The arbitration trial hearing concluded on 24 October and a ruling is anticipated later in Q4 2011. The original sellers of NordNav have also recently added a claim for costs to the arbitration.

CSR is defending a patent case against Bandspeed, Inc, in the U.S. District Court for the Western District of Texas. A trial is anticipated in the second half of 2012, although a specific trial date has not been set. Although CSR is not a party to another Bandspeed case, which was recently transferred from the U.S. District Court for the Eastern District of Texas to the U.S. District Court for the Western District Court of Texas, a number of defendants have requested indemnification from CSR.

In response to Bandspeed’s actions, on 5 October 2011, CSR filed a patent infringement lawsuit against Bandspeed in the U.S. District Court for Arizona. The case is in its early stages and a trial date has not been set. Bandspeed is also defending a patent infringement lawsuit filed by CSR in the U.S. District Court for the Central District of California, and a trial date has not been set.

On 8 June 2011, Freescale Semiconductor, Inc. filed a complaint with the United States International Trade Commission naming as respondents, Zoran, Funai Electric Co., Ltd. and Funai Corporation, Inc. for patent infringement. On 14 July 2011, the ITC formally instituted the investigation. See the Form F-4 for more details including specific risks of ITC litigation. CSR have answered Freescale’s complaint denying the allegations and an ITC trial hearing has been set for 23 May 2012.

On 8 June 2011, Freescale also filed a complaint for patent infringement in the United States District Court for the Western District of Texas against Zoran and MediaTek for the same claims as in the ITC case. This District Court case has been stayed pending the outcome of the ITC complaint.

A number of patent portfolio non-practicing entities have filed patent infringement cases against CSR and/or Zoran. These cases are all in the preliminary stages, include many other defendants, and trial dates have yet to be set. Plaintiffs in these cases, the filing dates of their respective complaints – all filed in the U.S. District Court for the Eastern District of Texas (except HSM Portfolio/Technology Property’s lawsuit against Zoran in the U.S. District Court for Delaware) by following parties against CSR or Zoran, Mosaid (16 March 2011); Azure Networks and Tri-County Excelsior Foundation (22 March 2011); Inductive Design (6 September 2011); HSM Portfolio and Technology Property (1 September 2011); and Advanced Processor Technologies (26 January 2011).

No provision has been recorded for any of the cases above as cash out flow has not been deemed probable as of the date hereof.

Financial Review – third quarter ended 30 September 2011

Third Quarter Financial Summary	IFRS				Underlying
	Q3 2011		Q3 2010*	Change	Q3 2011	Q3 2010*	Change
Revenue	$243.3m		$222.1m	9.5%	$243.3m	$222.1m	9.5%
Gross profit	$104.2m		$105.2m	(1.0%)	$119.6m	$106.7m	12.1%
Gross margin	42.8%		47.4%	(4.6%)	49.2%	48.0%	1.2%
R&D expenditure	$62.0m		$46.2m	34.2%	$58.3m	$43.7m	33.4%
SG&A expenditure	$50.0m		$29.9m	67.2%	$37.0m	$27.7m	33.6%
Operating (loss) profit	($7.7m	)	$29.2m	(126.4%)	$24.3m	$35.3m	(31.2%)
Tax (credit) charge	($12.8m	)	$3.1m	($15.9m )	$2.3m	$2.8m	($0.5m )
Diluted earnings per share	$0.03		$0.15	($0.12)	$0.13	$0.19	($0.06)
Net cash from operating activities	$3.3m		$46.3m	($43.0m )	$3.3m	$46.3m	($43.0m )

*	Q3 2010 results only include those previously reported for CSR plc and are not inclusive of Zoran.

Revenue

Excluding Zoran, revenues of $209.2m decreased 5.8% over the comparable period last year but grew 7.9% over the second quarter due to normal seasonality. Reported revenue for the third quarter of $243.3m increased 25% over second quarter revenues of $193.9m. Of the increase, $34.1m reflects the inclusion for one month of Zoran revenues following the acquisition on 31 August 2011.

A further discussion of revenue trends is presented in the operating review above.

Gross Profit

Underlying gross margin increased to 49.2% in the third quarter from 48.0% in the comparable period last year. The increase primarily reflects a mix change towards higher margin platform business. The inclusion of one month of Zoran post acquisition accounts for 0.2% gross margin increase.

Gross margin under IFRS decreased to 42.8% for the third quarter, compared to 47.4% in the comparable period last year. Gross margin was negatively impacted by 6.4% in the quarter due to additional amortisation charges for acquired intangibles and inventory fair value adjustments in relation to the Zoran acquisition, which more than offset the favourable mix variance.

Operating Expenses

Underlying R&D expenditure increased by $14.6m compared to Q3 2010. Of this increase, $9.9m is due to the inclusion of one month of Zoran costs. The remainder reflects higher R&D headcount costs due to increases in staff numbers.

R&D expenditure under IFRS increased by $15.8m to $62.0m in the third quarter 2011 (Q3 2010: $46.2m). The majority of the increase reflects the inclusion of one month of Zoran costs which include $0.6m of additional amortisation for acquired intangible assets recognised on the opening Balance Sheet.

The increase of $9.3m in underlying SG&A expenditure over the comparable period last year primarily reflects the inclusion of Zoran ($8.1m).

SG&A expenditure under IFRS increased by $20.1m over the comparable period last year and $18.2m over the second quarter, due to acquisition fees and integration and restructuring costs related to the acquisition of Zoran, as well as an increase of $1.7m in share based payment charges as a result of the rolled over Zoran options and awards. This included a one-time charge of $0.7m and we anticipate the charge from Zoran share-based payments in the fourth quarter 2011 to be around $2.4m.

Operating Profit

An underlying operating profit of $24.3m was recorded in the third quarter, which is a decrease on the comparable period last year (Q3 2010: $35.3m), but is consistent with the underlying operating profit recognized in the second quarter of 2011 of $24.2m. The inclusion of one month of Zoran results had only a small negative impact on underlying profitability in the quarter.

An operating loss of $7.7m was recognized in the third quarter under IFRS. This is largely due to the fair value adjustment to inventory charge of $13.3m recorded in the opening balance sheet, which has subsequently been sold at a lower margin, as well as other non-recurring expenses, such as acquisition and integration fees, arising as a consequence of the acquisition of Zoran.

Investment Income and Finance Income (Expense)

The finance expense under IFRS includes foreign exchange losses of $0.8m, as well as a charge of $0.6m relating to the unwinding of Broadcom litigation settlement costs due to the long term nature of the obligation. The unwinding of the discount rate is excluded from underlying results.

Tax

On an underlying basis the effective tax rate was below the statutory rate, as a result of benefits arising from R&D tax credits. During the third quarter an IFRS tax credit of $12.8m was recognized, primarily as a result of the recognition of deferred tax benefits on U.S. brought forward tax losses.

Earnings

On an underlying basis, diluted EPS of $0.13 decreased by $0.06 in comparison to Q3 2010, but increased by $0.04 over the prior quarter mainly due to the quarter on quarter reduction in the tax charge.

Diluted earnings per share under IFRS of $0.03 represents a $0.12 decrease over the comparable period last year and a $0.04 decrease over the prior quarter, and primarily reflects non-recurring expenses arising from the acquisition of Zoran.

Cash, cash equivalents, treasury deposits and investments

There was an operating cash flow of $3.3m in the third quarter of 2011, a decrease compared to both the comparable period last year (Q3 2010: $46.3m) and the particularly strong prior quarter of $31.0m. This was largely due to movements in working capital, with significant acquisition fee payments during the quarter.

There was a net cash outlay of $93.3m on the acquisition of Zoran, representing consideration of $316.4m net of Zoran’s cash balance of $223.1m. After the payment of an interim dividend of $5.4m, the Company had a cash, cash equivalents, treasury deposits and investments position of $289.6m.

Balance Sheet

The acquisition of Zoran resulted in a provisional goodwill of $99.7m. Additional intangible assets amounting to $103.1m (provisional) have also been recognized as a consequence of the acquisition.

Days sales outstanding at the end of the quarter, inclusive of the acquired Zoran business, improved on the comparable period last year (37 days).

Financial Review – 9 months ended 30 September 2011

9 Months Financial Summary	IFRS				Underlying
	9 Months 2011		9 Months 2010*	Change	9 Months 2011	9 Months 2010*	Change
Revenue	$601.1m		$615.8m	(2.4%)	$601.1m	$615.8m	(2.4%)
Gross profit	$278.1m		$288.0m	(3.4%)	$296.6m	$292.2m	1.5%
Gross margin	46.3%		46.8%	(0.5%)	49.4%	47.4%	2.0%
R&D expenditure	$164.7m		$148.1m	11.2%	$155.8m	$139.7m	11.5%
SG&A expenditure	$111.3m		$88.1m	26.3%	$92.2m	$81.6m	13.0%
Operating profit	$2.2m		$51.8m	(95.7%)	$48.6m	$70.8m	(31.4%)
Tax (credit) charge	($13.8m	)	$8.7m	($22.5m )	$7.6m	$6.7m	$0.9m
Diluted earnings per share	$0.08		$0.24	($0.16)	$0.24	$0.35	($0.11)
Net cash from operating activities	$24.0m		$68.0m	($44.0m )	$24.0m	$68.0m	($44.0m )

*	9 Months 2010 results only include those previously reported for CSR plc and are not inclusive of Zoran.

Revenue

Revenue declined by 2.4% to $601.1m in comparison with the same period in the prior year. This was due to continuing weakness in some areas of the handset market contributing to a decline in revenue of 18% (excluding Zoran revenues) in the Mobile business area and a decline in revenue in the Auto business area (excluding Zoran revenues) of 5%. These movements were partially offset by growth in the Home business area of 6% and revenue from Zoran of $34.1m.

Gross Profit

Underlying gross margin increased by 2.0% over the comparative period due to an increasing proportion of revenues coming from platforms with higher margins, particularly within Home.

Under IFRS, gross margin decreased by 0.5% to 46.3%, largely due to the unwinding of the $13.3m fair value adjustment to inventory on the opening balance sheet which resulted in a 2.2% reduction in gross margin for the year to date. There is a remaining $14.9m of fair value adjustment to inventory which will unwind as the remaining acquired inventory is sold, we anticipate this will be fully unwound before the end of the first quarter of 2012, this will not impact our underlying gross profit.

Operating Expenses

R&D expenditure using the underlying measure increased by 11.5% over the comparable period last year. This can be attributed to an increase in the underlying cost base as a result of the acquisition of Zoran. This factor also contributed to increased expenditure under IFRS of $164.7m, as well as additional share option charges and increased intangibles amortization as a result of the acquisition of Zoran.

Underlying SG&A expenses increased by 13.0%, largely as a consequence of the addition of Zoran’s costs. SG&A expenditure under IFRS has increased 26.3% over the comparable period. Litigation income of $14.5m as a result of a legal recovery received from a third party in respect of the Broadcom litigation has been more than offset by other non-recurring expenses, such as acquisition fees of $13.0m, integration and restructuring fees of $7.5m and patent settlement costs of $6.0m.

Operating Profit

The operating profit decline over the comparable period on both an IFRS and underlying basis reflects the net impact of lower revenues, increased operating expenses and significant opening balance sheet charges in respect of fair value inventory adjustments arising on the acquisition of Zoran, partially offset by an increase in underlying gross margins.

Investment Income and Finance Income (expense)

Investment income and finance income and expense of $0.8m, on an underlying basis, was consistent with the comparable period last year. The finance expense was higher under IFRS, as a consequence of the unwinding of the discount on the Broadcom litigation settlement of $1.9m and revaluation losses on the close period share buyback liability of $0.3m.

Tax

The underlying tax charge gives an effective tax rate of 15.4%, which is lower than the statutory rate mainly as a consequence of R&D tax credits. We recorded a tax credit of $13.8m under IFRS, due to the recognition of deferred tax benefits.

Earnings

Underlying diluted EPS of $0.24 per share is a decline of $0.11 per share over the comparable period. Diluted EPS under IFRS of $0.08 per share is a decrease of $0.16 over the comparable period. Both of these movements are consistent with the declining operating profit.

Cash, cash equivalents, treasury deposits and investments

Cash generated from operations was $24.0m. We returned cash to our shareholders throughout 2011, through a dividend payment of $16.3m and $47.5m in relation to the conclusion of our share buyback programme in the second quarter of 2011. The cash, cash equivalents, treasury deposits and investments position as of end September 2011 was $289.6m.

Cautionary Note Regarding Forward Looking Statements

This release contains, or may contain, ‘forward looking statements’ in relation to the future financial and operating performance and outlook of CSR, as well as other future events and their potential effects on CSR. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’, or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected timing of product releases and expected timing of product development milestones, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, expected product markets and their expansion or contraction, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management, and (ii) the expansion and growth of CSR’s operations, potential commercial benefits and potential synergies resulting from CSR’s acquisition of Zoran.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: the ability to realise the expected commercial benefits and synergies from the acquisition of Zoran (or other acquisitions) in the amounts or in the timeframe anticipated; a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; declines in the average selling prices of CSR’s products; risks associated with existing or future litigation, including the risk that the Company will be enjoined from shipping or selling its products; costs associated with the development of new products in response to market demand; errors or failures in the hardware or software components of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with acquiring and protecting intellectual property; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; increased expenses associated with new product introductions, masks, or process changes; yields that CSR’s subcontractors achieve with respect to CSR’s products; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past and future acquisitions; CSR’s ability to protect its intellectual property; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; the ability to successfully and efficiently integrate Zoran’s business into CSR’s business; and other risks and uncertainties discussed in our latest Annual Report and Financial Statements including, without limitation, under the heading “Risk Factors.”

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Unaudited Condensed Consolidated Income Statement

	Note	Q3 2011	Q3 2010	Q2 2011	9 Months 2011	9 Months 2010
		$’000	$’000	$’000	$’000	$’000
Revenue		243,324	222,057	193,940	601,140	615,807
Cost of sales		(139,121)	(116,861)	(98,915)	(322,996)	(327,758)

Gross profit		104,203	105,196	95,025	278,144	288,049

Research and development costs		(61,950)	(46,193)	(49,999)	(164,686)	(148,146)
Selling, general and administrative expenses		(49,971)	(29,850)	(31,832)	(111,255)	(88,063)

Operating (loss) profit		(7,718)	29,153	13,194	2,203	51,840
Investment income		819	222	112	1,111	642
Finance (expense) income		(867)	1,125	(1,976)	(2,607)	157

(Loss) profit before tax		(7,766)	30,500	11,330	707	52,639
Tax		12,826	(3,147)	107	13,809	(8,680)

Profit for the period		5,060	27,353	11,437	14,516	43,959

Earnings per share		$	$	$	$	$
Basic	4	0.03	0.15	0.07	0.08	0.25
Diluted	4	0.03	0.15	0.07	0.08	0.24

Unaudited Condensed Consolidated Statement of Comprehensive Income

	Q3 2011	Q3 2010	Q2 2011	9 Months 2011	9 Months 2010
	$’000	$’000	$’000	$’000	$’000
Profit for the period	5,060	27,353	11,437	14,516	43,959
Other comprehensive income
(Loss) gain on cash flow hedges	(2,315)	5,706	265	2,009	(1,856)
Net tax on cash flow hedges in equity	602	(1,598)	(69)	(522)	520
Transferred to income statement in respect of cash flow hedges	(1,506)	509	(1,846)	(3,945)	447
Tax on items transferred from equity	392	(143)	480	1,026	(125)

Total comprehensive income for the period	2,233	31,827	10,267	13,084	42,945

Condensed Consolidated Balance Sheet

	30 September 2011	31 December 2010
	(unaudited)	(audited)
	$’000	$’000
Non-current assets
Goodwill	324,376	224,651
Other intangible assets	141,111	36,070
Property, plant and equipment	40,012	28,354
Investment	3,500	1,000
Deferred tax asset	57,286	28,116

	566,285	318,191

Current assets
Inventory	143,558	85,306
Derivative financial instruments	499	1,870
Trade and other receivables	151,394	105,887
Corporation tax debtor	10,650	6,728
Treasury deposits and investments	30,591	267,833
Cash and cash equivalents	259,026	172,315

	595,718	639,939

Total assets	1,162,003	958,130

Current liabilities
Trade and other payables	216,258	125,223
Current tax liabilities	16,130	2,852
Obligations under finance leases	140	51
Derivative financial instruments	1,258	899
Provisions	16,045	5,602
Contingent consideration	1,607	—

	251,438	134,627

Net current assets	344,280	505,312

Non-current liabilities
Long term accruals	52,727	45,694
Contingent consideration	—	1,567
Long-term provisions	1,683	1,483
Obligations under finance leases	1,553	195

	55,963	48,939

Total liabilities	307,401	183,566

Net assets	854,602	774,564

Equity
Share capital	372	322
Share premium account	473,377	368,615
Capital redemption reserve	950	950
Merger reserve	61,574	61,574
Employee Benefit Trust reserve	(34,243)	(39,064)
Treasury shares	(84,660)	(37,487)
Hedging reserve	(813)	1,123
Share based payment reserve	83,468	58,038
Tax reserve	41,578	41,641
Retained earnings	312,999	318,852

Total equity	854,602	774,564

Unaudited Condensed consolidated statement of changes in equity

	Called - up	Share	Capital		Employee Benefit			Share - based
	share	premium	redemption	Merger	Trust	Treasury	Hedging	payment	Tax	Retained
	capital	account	reserve	reserve	reserve	shares	reserve	reserve	reserve	earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 December 2010	322	368,615	950	61,574	(39,064)	(37,487)	1,123	58,038	41,641	318,852	774,564
Profit for the period	—	—	—	—	—	—	—	—	—	14,516	14,516
Other comprehensive (loss) income for the period	—	—	—	—	—	—	(1,936)	—	504	—	(1,432)

Total comprehensive (loss) income for the period	—	—	—	—	—	—	(1,936)	—	504	14,516	13,084
Share issues	50	104,762	—	—	—	—	—	—	—	—	104,812
Shares issued from Employee Benefit Trust	—	—	—	—	4,821	—	—	—	—	(4,020)	801

Purchase of Treasury Shares	—	—	—	—	—	(47,173)	—	—	—	—	(47,173)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	25,430	—	—	25,430
Deferred tax benefit on share option gains	—	—	—	—	—	—	—	—	(567)	—	(567)
Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	—	(16,349)	(16,349)

At 30 September 2011	372	473,377	950	61,574	(34,243)	(84,660)	(813)	83,468	41,578	312,999	854,602

	Called - up	Share	Capital		Employee Benefit			Share - based
	share	premium	redemption	Merger	Trust	Treasury	Hedging	payment	Tax	Retained
	capital	account	reserve	reserve	reserve	shares	reserve	reserve	reserve	earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 1 January 2010	318	363,032	950	61,574	(40,224)	—	3,505	48,446	33,433	303,077	774,111
Profit for the period	—	—	—	—	—	—	—	—	—	43,959	43,959
Other comprehensive (loss) income for the period	—	—	—	—	—	—	(1,409)	—	395	—	(1,014)

Total comprehensive (loss) income for the period	—	—	—	—	—	—	(1,409)	—	395	43,959	42,945
Share issues	4	4,988	—	—	—	—	—	—	—	—	4,992
Shares issued from Employee Benefit Trust	—	—	—	—	258	—	—	—	—	(164)	94
Purchase of Treasury Shares	—	—	—	—	—	(16,656)					(16,656)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	7,973	—	—	7,973
Current tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	—	—	8,646	—	8,646
Deferred tax benefit on share option gains	—	—	—	—	—	—	—	—	744	—	744

At 1 October 2010	322	368,020	950	61,574	(39,966)	(16,656)	2,096	56,419	43,218	346,872	822,849

Unaudited Condensed consolidated cash flow statement

		Q3 2011	Q3 2010	Q2 2011	9 Months 2011	9 Months 2010
	Note	$’000	$’000	$’000	$’000	$’000
Net cash inflow from operating activities	5	3,259	46,313	31,003	23,961	68,028

Investing activities
Interest received		463	213	223	775	614
Purchase of treasury deposits		(30,591)	(157,644)	(11,610)	(90,481)	(553,213)
Sales of treasury deposits		135,936	194,117	105,319	327,730	552,442
Purchases of property, plant and equipment		(3,316)	(810)	(4,415)	(13,401)	(4,835)
Purchases of intangible assets		(105)	(1,832)	(3,218)	(3,971)	(6,737)
Acquisition of subsidiaries, net of cash acquired		(93,271)	(1,902)	—	(93,271)	(1,902)
Purchase of investment		—	(1,000)	(2,500)	(2,500)	(1,000)

Net cash from (used in) investing activities		9,116	31,142	83,799	124,881	(14,631)

Financing activities
Repayment of borrowings		—	(2,041)	—	—	(2,041)
Proceeds on issue of shares		128	338	136	1,288	4,916
Proceeds on issue of shares from Employee Benefit Trust		223	38	646	1,097	38
Purchase of treasury shares		—	(12,026)	(22,325)	(47,511)	(12,026)
Equity dividends paid to shareholders		(5,376)	—	(10,973)	(16,349)	—

Net cash (used in) financing activities		(5,025)	(13,691)	(32,516)	(61,475)	(9,113)

Net increase in cash and cash equivalents		7,350	63,764	82,286	87,367	44,284

Cash and cash equivalents at beginning of period		252,429	150,093	170,983	172,315	170,601

Effect of foreign exchange rate changes		(753)	1,095	(840)	(656)	67

Cash and cash equivalents at end of period		259,026	214,952	252,429	259,026	214,952

Notes

1 Basis of preparation and accounting policies

The annual financial statements of CSR plc are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The directors approved the issuance of the financial statements for the 52 weeks ended 31 December 2010 on 8 February 2011.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the 52 weeks ended 31 December 2010 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies. The auditor’s reports on the accounts for the 52 weeks ended 31 December 2010 were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under section 498(2) or (3) of the Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this quarterly announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not contain itself sufficient information to comply with IFRS.

The financial information for the quarters Q3 2011, Q2 2011 and Q3 2010 is unaudited, along with the nine months ended 30 September 2011 and nine months ended 1 October 2010.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q3 2011	13 weeks	2 July 2011 to 30 September 2011
9 Months 2011	39 weeks	1 January 2011 to 30 September 2011
Q2 2011	13 weeks	2 April 2011 to 1 July 2011
Q3 2010	13 weeks	3 July 2010 to 1 October 2010
9 Months 2010	39 weeks	2 January 2010 to 1 October 2010

2 Changes in share capital

In the third quarter 2011 153,375 new ordinary shares were issued for employee option exercises. Consideration was $123,395 at a premium of $123,289. In addition 88,370 ordinary shares were issued from the Employee Benefit Trust in the third quarter 2011 to satisfy employee option exercises.

The acquisition of Zoran resulted in an additional 29,744,144 ordinary shares being issued for consideration of $107,524,438 at a premium of $107,475,894.

At 30 September 2011, there were 200,435,459 shares in issue. This figure is after adjusting for 14,941,400 ordinary shares held by CSR plc in treasury.

3 Amortisation of acquired intangibles

	Q3 2011	Q3 2010	Q2 2011	9 Months 2011	9 Months 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	$’000	$’000	$’000	$’000	$’000
Included within:
Cost of sales	2,084	1,494	1,527	5,138	4,136
Research and development costs	1,342	1,200	1,212	3,767	3,767
Selling, general and administrative expenses	1,095	891	893	2,903	2,579

Amortisation of acquired intangibles	4,521	3,585	3,632	11,808	10,482

Amortisation of intangibles recorded in cost of sales relates to the sales of certain products containing acquired intangible assets. Amortisation of acquired intangibles not yet utilised in products being sold is recognised within Research and Development costs.

4 Earnings per ordinary share

The calculation of earnings per share is based upon the profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares
Q3 2011	176,206,749	178,476,223
Q3 2010	179,683,339	182,522,892
Q2 2011	166,632,163	169,572,041
9 Months 2011	171,742,070	175,173,826
9 Months 2010	179,036,574	182,964,349

Refer to the supplementary information for a reconciliation between IFRS and underlying measures of diluted earnings per share.

5 Reconciliation of net profit to net cash from operating activities

	Q3 2011	Q3 2010	Q2 2011	9 Months 2011	9 Months 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	$’000	$’000	$’000	$’000	$’000
Net profit for the period	5,060	27,353	11,437	14,516	43,959
Adjustments for:
Investment income	(819)	(222)	(112)	(1,111)	(642)
Finance costs (income)	867	(1,125)	1,976	2,607	(157)
Income tax (credit) expense	(12,826)	3,147	(107)	(13,809)	8,680
Changes in fair value of investments	29	195	309	338	637
Amortisation of intangible assets	6,134	4,636	5,566	16,593	13,277
Depreciation of property, plant and equipment	4,117	4,492	5,058	13,653	14,505
Loss on disposal of property, plant and equipment and intangible fixed assets	9	102	22	31	242
Share option charges	4,718	2,068	1,215	8,854	7,990
Increase (decrease) in provisions	545	(240)	(1,349)	(744)	(1,605)

Operating cash flows before movements in working capital	7,834	40,406	24,015	40,928	86,886

Decrease (increase) in inventories	14,952	(727)	(303)	4,577	(19,260)
(Increase) decrease in receivables	(8,500)	170	11,769	(478)	(13,677)
(Decrease) increase in payables	(10,553)	(1,674)	(4,359)	(19,850)	6,474

Cash generated (used) by operations	3,733	38,175	31,122	25,177	60,423

Foreign tax paid	(1,151)	(306)	(35)	(1,689)	(909)
UK Corporation tax received	—	8,691	—	—	8,691
Interest received (paid)	677	(247)	(84)	473	(472)
R&D tax credit received	—	—	—	—	295

Net cash inflow from operating activities	3,259	46,313	31,003	23,961	68,028

6 Acquisition of subsidiaries – Zoran Corporation

On 31 August 2011, the Group acquired 100% of the issued share capital of Zoran Corporation (“Zoran”), a semiconductor supplier of video and imaging technology for cameras, televisions, silicon tuners and printing, for a consideration of $440.5 million.

Each share of Zoran common stock was exchanged for 0.589 of a CSR plc ordinary share, par value £0.001 per share and a cash payment of $6.26 per share. The Group issued 29,774,144 shares in CSR plc as part of this consideration at a CSR plc share price of £2.215 and exchange rate of 1.6304 US dollars to GBP. The total cash payment was $316.4m. At completion, Zoran had a net cash position of $223.1m.

The purchase price allocation has been determined provisionally pending the completion of the final valuation of the fair value of net assets acquired.

The provisional acquisition note is shown below:

Provisional
$’000
Recognised amounts of assets acquired and liabilities assumed at fair value
Financial assets	284,746
Inventory	62,833
Property, plant and equipment	12,451
Intangible assets	103,122
Financial liabilities	(122,332)

Net assets acquired	340,820
Allocation to goodwill	99,725

Total consideration	440,545

Purchase price:
Cash	316,445
Fair value of shares issued	107,524
Fair value of share options	33,465
Less: fair value of unvested share options	(16,162)
Less: excess of fair value of vested share options over the original awards	(727)

440,545

The goodwill arising on the acquisition is attributable to future income from new customer contracts and related relationships, the acquired workforce and future technology that has yet to be designed or even conceived. It is not anticipated that any of the goodwill will be deductible for income tax purposes.

The gross value of financial assets acquired includes receivables with a gross value of $32.1m.

7 Restructuring

The Group commenced a restructuring exercise at the beginning of September 2011. This restructuring exercise resulted in restructuring costs of $0.5 million being incurred in Q3 2011 with $10.7 million being accrued for as at the period end, the majority of which was accrued in the Zoran opening balance sheet and related to change of control agreements. Further restructuring costs are anticipated in Q4 2011 and Q1 2012.

Supplementary information

Reconciliation of IFRS results to underlying measures

					Operating	(Loss)
Q3 2011	Gross	Gross	R & D	SG & A	(Loss)	profit		Net	Diluted
	Profit	Margin	Expense	Expense	profit	b/f tax	Taxation	Profit	EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	104,203	42.8	(61,950)	(49,971)	(7,718)	(7,766)	12,826	5,060	0.03
Amortisation of intangibles	2,084	0.9	1,342	1,095	4,521	4,521	(491)	4,030	0.02
Fair value adjustment to inventory	13,349	5.5	—	—	13,349	13,349	—	13,349	0.08
Share option charges	—	—	2,330	2,388	4,718	4,718	(65)	4,653	0.03
Acquisition fees	—	—	—	4,045	4,045	4,045	—	4,045	0.02
Integration and restructuring	—	—	—	5,403	5,403	5,403	(1,431)	3,972	0.02
Recognition of tax losses brought forward	—	—	—	—	—	—	(12,929)	(12,929)	(0.07)
Unwinding of discount on litigation settlements	—	—	—	—	—	612	(165)	447	0.00

Underlying	119,636	49.2	(58,278)	(37,040)	24,318	24,882	(2,255)	22,627	0.13

Q3 2010	Gross	Gross	R & D	SG & A	Operating	Profit		Net	Diluted
	Profit	Margin	Expense	Expense	Profit	b/f tax	Taxation	Profit	EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	105,196	47.4	(46,193)	(29,850)	29,153	30,500	(3,147)	27,353	0.15
Amortisation of intangibles	1,494	0.6	1,200	891	3,585	3,585	—	3,585	0.02
Share option charges	—	—	1,288	907	2,195	2,195	501	2,696	0.02
Acquisition fees	—	—	—	397	397	397	(111)	286	0.00

Underlying	106,690	48.0	(43,705)	(27,655)	35,330	36,677	(2,757)	33,920	0.19

Q2 2011	Gross	Gross	R & D	SG & A	Operating	Profit		Net	Diluted
	Profit	Margin	Expense	Expense	Profit	b/f tax	Taxation	Profit	EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	95,025	49.0	(49,999)	(31,832)	13,194	11,330	107	11,437	0.07
Amortisation of intangibles	1,527	0.8	1,212	893	3,632	3,632	(1,276)	2,356	0.01
Share option charges	—	—	942	360	1,302	1,302	(111)	1,191	0.01
Acquisition fees	—	—	—	4,924	4,924	4,924	460	5,384	0.03
Integration and restructuring	—	—	—	1,185	1,185	1,185	(314)	871	0.01
Unwinding of discount on litigation settlements	—	—	—	—	—	643	(168)	475	0.00
Recognition of tax losses brought forward	—	—	—	—	—	—	(5,970)	(5,970)	(0.04)
Loss on close period share buyback	—	—	—	—	—	338	—	338	0.00

Underlying	96,552	49.8	(47,845)	(24,470)	24,237	23,354	(7,272)	16,082	0.09

9 Months 2011	Gross	Gross	R & D	SG & A	Operating	Profit		Net	Diluted
	Profit	Margin	Expense	Expense	Profit	b/f tax	Taxation	Profit	EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	278,144	46.3	(164,686)	(111,255)	2,203	707	13,809	14,516	0.08
Amortisation of intangibles	5,138	0.9	3,767	2,903	11,808	11,808	(3,474)	8,334	0.05
Fair value adjustment to inventory	13,349	2.2	—	—	13,349	13,349	—	13,349	0.08
Share option charges	—	—	5,088	4,224	9,312	9,312	(176)	9,136	0.05
Acquisition fees	—	—	—	13,004	13,004	13,004	(609)	12,395	0.07
Integration and restructuring	—	—	—	7,456	7,456	7,456	(1,975)	5,481	0.03
Litigation settlement	—	—	—	(14,532)	(14,532)	(14,532)	5,813	(8,719)	(0.05)
Patent settlement	—	—	—	6,000	6,000	6,000	(1,590)	4,410	0.03
Unwinding of discount on litigation settlements	—	—	—	—	—	1,927	(511)	1,416	0.01
Recognition of tax losses brought forward	—	—	—	—	—	—	(18,899)	(18,899)	(0.11)
Loss on close period share buyback	—	—	—	—	—	338	—	338	0.00

Underlying	296,631	49.4	(155,831)	(92,200)	48,600	49,369	(7,612)	41,757	0.24

	Gross	Gross	R & D	SG & A	Operating	Profit		Net	Diluted
9 Months 2010	Profit	Margin	Expense	Expense	Profit	b/f tax	Taxation	Profit	EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	288,049	46.8	(148,146)	(88,063)	51,840	52,639	(8,680)	43,959	0.24
Amortisation of intangibles	4,136	0.6	3,767	2,579	10,482	10,482	—	10,482	0.06
Share option charges	—	—	4,638	3,479	8,117	8,117	2,068	10,185	0.05
Acquisition fees	—	—	—	397	397	397	(111)	286	0.00

Underlying	292,185	47.4	(139,741)	(81,608)	70,836	71,635	(6,723)	64,912	0.35